EXHIBIT 99.1

ISSUER SERVICES

April 18, 2010

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador

Alberta Securities Commission	Saskatchewan Financial Services Commission, Securities Division

The Manitoba Securities Commission	New Brunswick Securities Commission

Ontario Securities Commission	British Columbia Securities Commission

Prince Edward Island Securities Office	Autorite des marches financiers

Dear Sirs:

RE:	ALGONQUIN POWER & UTILITIES CORP.

Pursuant to a request from the reporting issuer, we wish to advise you of the following dates in connection with their Annual and Special Meeting of Shareholders:

DATE OF MEETING:	June 21, 2011

RECORD DATE FOR NOTICE:	May 16, 2011

RECORD DATE FOR VOTING:	May 16, 2011

BENEFICIAL OWNERSHIP DETERMINATION DATE:	May 16, 2011

SECURITIES ENTITLED TO NOTICE:	Common

SECURITIES ENTITLED TO VOTE:	Common

Yours very truly,

Brenda Cowan
Supervisor, Trust Central Services

cc:	CDS & Co. (Via Fax)

jb\NM_AlgonquinUtilities

CIBC MELLON TRUST COMPANY	320 Bay Street, P.O. Box 1, Toronto, ON M5H 4A6 Tel 416-643-5000 www.cibcmellon.com

CIBC Mellon is a licensed user of the CIBC trade-mark and certain BNY Mellon trade-marks.